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                               [LETTERHEAD]

Contact:  Jeffrey J. Hattara                              (NYSE-BMC)
          (612) 851-6030                                  FOR IMMEDIATE RELEASE


                      BMC INDUSTRIES, INC. ANNOUNCES FILING OF
                   ANTIDUMPING PETITION AGAINST CERTAIN APERTURE
                          MASKS FROM JAPAN AND SOUTH KOREA


February 24, 1999 -- Minneapolis, Minnesota - BMC Industries, Inc. announced today that it has filed an antidumping duty petition with the U.S. Department of Commerce and the U.S. International Trade Commission in Washington, D.C. against Japanese and South Korean aperture mask manufacturers. BMC's petition charges certain Japanese and South Korean companies with exporting AK steel aperture masks into the United States at prices below their cost of production. The petition further alleges that these companies have unfairly captured U.S. market share for aperture masks used in color televisions, which has caused material injury to BMC. If successful, BMC's petition could result in the imposition of antidumping duties as high as 40% on imports of AK steel aperture masks from Japan and South Korea.

BMC alleges that this illegal dumping activity forced it to lower its prices to a harmful level, which resulted in a layoff of several hundred employees and the shutdown of several manufacturing lines at its Cortland, New York facility. BMC is seeking immediate relief from the U.S. government to prevent further damage to U.S. aperture mask manufacturing caused by below cost imports.

Gary W. Nelson, BMC's Vice President of Worldwide Sales and Marketing for
Mask Operations commented, "For BMC, its employees and its shareholders, this is a matter of survival. In addition to being forced to lower pricing to compete with below cost imports, we have lost substantial share in our home market and cannot withstand further erosion. Japanese and South Korean mask manufacturers have invested heavily in new plants and equipment resulting in an overcapacity market. Now, driven by weakened home currencies, these manufacturers have been pricing for market share in order to fill their lines and generate cash flow. This unfair pricing strategy does not seek to recover full manufacturing costs and will continue without governmental intervention."

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This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including the success of the Company's petition for antidumping duty relief and the potential amount, if any, of any antidumping duty actually imposed on Japanese and South Korean aperture mask imports. Other risks and uncertainties are detailed in the Company's Form 10-K for the year ended December 31, 1997 and Form 10-Q filed for the quarter ended September 30, 1998.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic
eyewear lenses.    BMC's common stock is traded on the New York Stock
Exchange under the symbol BMC.

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